EXHIBIT 99.1

Brookfield Renewable Completes Annual Filings

BROOKFIELD, News, March 01, 2023 (GLOBE NEWSWIRE) -- Brookfield Renewable (NYSE: BEP, BEPC; TSX: BEP.UN, BEPC) announced today the filing of its 2022 annual reports, including audited financial statements for the year ended December 31, 2022, on Forms 20-F with the SEC on EDGAR as well as with Canadian securities regulatory authorities on SEDAR.

These documents are available at bep.brookfield.com (or for Brookfield Renewable Corporation, at bep.brookfield.com/bepc), on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies will be provided to unitholders and shareholders free of charge upon request.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for decarbonization technologies. Our diversified portfolio consists of hydroelectric, wind, solar, distributed energy and sustainable technology solutions across five continents. We have approximately 25,400 megawatts of installed capacity and a development pipeline with approximately 110,000 megawatts of renewable power capacity, 8 million metric tons per annum of carbon capture and storage, 2 million tons per annum of recycled materials capacity and 3 million metric million British thermal units of annual capacity of renewable natural gas projects. Investors can access our portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately US$800 billion of assets under management.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
+44 7398 909 278	+1 647-484-8525
simon.maine@brookfield.com	alexander.jackson@brookfield.com